UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Breitman, Reid
   3172 Abington Drive
   Beverly Hills, CA  90210
2. Issuer Name and Ticker or Trading Symbol
   Global Capital Partners, Inc.
   GCAP
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   11/30/1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Common Stock Purchase |$2.85   |11/08|P   | |490,000    |A  |Immed|11/09|Common Stock|490,000|$0.15  |490,000     |I  |(1)         |
Warrant (Right to buy)|        |/99  |    | |           |   |.    |/04  |, $.05 par v|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |alue per sha|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |re          |       |       |            |   |            |
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Convertible Note, due |.35:1   |11/08|P   | |$2,000,000 |A  |Immed|12/31|10% Converti|700,000|(2)    |$2,000,000  |I  |(1)         |
12/31/04              |        |/99  |    | |           |   |.    |/04  |ble Preferre|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |d Stock, Ser|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |ies A       |       |       |            |   |            |
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Call Option (Right to |(2)     |11/08|J   | |$2,000,000 |A  |Immed|12/31|Convertible |$2,000,|(2)    |$2,000,000  |I  |(1)         |
buy)                  |        |/99  |    | |           |   |.    |/04  |Note, due 12|000    |       |            |   |            |
                      |        |     |    | |           |   |     |     |/31/04      |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The securities are held by Corona Corp. ("Corona"), a corporation of which Mr. Breitman is sole stockholder, director and officer.
(2) In connection with the purchase from a third party by Corona Corp. of the $2,000,000 convertible note, due December 31, 2004 (the "Note"), convertible into shares of 10% Convertible Preferred Stock, Series A ("Preferred Stock"), of the issuer, for which in lieu of interest Corona shall receive dividend payments payable on the underlying Preferred Stock, Corona received the option to purchase up to an additional $2,000,000 in aggregate principal amount of convertible notes having the same terms as the
Note.
SIGNATURE OF REPORTING PERSON
/s/ Reid Breitman
DATE
July     , 2000